Trebia Acquisition Corp.

41 Madison Avenue, Suite 2020

New York, NY 10010

(646) 450-91587

December 20, 2021

VIA EDGAR TRANSMISSION

Jeff Kauten

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Re:	Trebia Acquisition Corp.

Registration Statement on Form S-4

File No. 333-260714

Request for Acceleration

Dear Mr. Kauten:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Trebia Acquisition Corp. (the “Registrant”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-260714) filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on November 3, 2021, as amended by Amendment No. 1 filed on December 1, 2021, and Amendment No. 2 filed on December 16, 2021 thereto (the “Registration Statement”), be accelerated by the Commission to 4:00 p.m., Eastern time, today, December 20, 2021, or as soon as reasonably practicable thereafter.

The Registrant hereby acknowledges the following:

1. should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Registrant may not assert the comments of the Staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

If you have any questions or comments concerning this letter, or if you require any additional information, please contact Eoghan Keenan of Weil, Gotshal & Manges LLP at (212) 310-8268 or by e-mail at eoghan.keenan@weil.com. We also respectfully request that you notify Mr. Keenan by telephone when this request for acceleration has been granted.

[Remainder of Page Intentionally Left Blank]

Very truly yours,
Trebia Acquisition Corp.

By:	/s/ Tanmay Kumar
Name: Tanmay Kumar
Title: Chief Financial Officer

cc:	Securities and Exchange Commission

Ryan Rohn, Senior Staff Accountant

Stephen Kirkorian, Accounting Branch Chief

Austin Pattan, Law Clerk

Trebia Acquisition Corp.

Paul Danola, President

Weil, Gotshal & Manges LLP

Michael J. Aiello

Eoghan P. Keenan

Latham & Watkins LLP

Steven Stokdyk